ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted]porated in Western Australia

January 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
9 January 2006 (ASX Announcement & Media Release – Drilling Update Report)

de 1/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

9 January 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE REPORT

- **Drilling has commenced at the South Grosse Tete Prospect in Louisiana.**
- **Kenai Rig #6 is reported to be now on location and rigging up in preparation for the drilling of Eagle North 1 in California.**

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 18.3% participation)
Drilling in progress

As of Saturday 7 January 2006 Energy Drilling Rig #7 was drilling ahead at 1,606 feet after setting 16 inch conductor pipe at 164 feet in the Schwing A-1 well.

Shallow Prospect
The Schwing A-1 well is a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil. The well is expected to take approximately 22 days to drill on a trouble free basis.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996.

Deeper Prospects
The Schwing well will comprise the first phase of a program designed to evaluate three primary concepts:

1. the normally pressured up-thrown Bolmex which will be tested in the Schwing A-1 well
2. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
3. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The target sizes of the deeper seismically defined objectives are shown in the attached illustration.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


Martin Schwing 2
Proposed Location
Cal Gas Schwing ST1
Show: 19083BO +1.6MMCFG
SOUTH GROSSE TETE
Iberville Ph. Louisiana
11000'
12000'
13000'
14000'
15000'
16000'
17000'
Bol. Mex.
TD 11065'
TD 11065'
3-5MMBO Potential
Bol. Mex.
Lower Nonian Struma
TD 12399'
12-15BCF Potential
Nodosaria Channels
100BCF +5MMBO Potential
500BCF + 13 mmbbls oil Potential
Wilcox

Eagle Project, San Joaquin Basin, California (FAR 15%)
Rig on location

Kenai Rig #6 is reported to be on location and rigging up in preparation for the drilling of the Eagle North 1 well. Eagle North 1 lies approximately 400 metres northwest of the 2001 Eagle 1 surface location and is planned to be drilled to a total depth of 4,200 metres. After logging, provided the presence of oil in the target Gatchell sandstones is confirmed, the well will be cased and production tested for five days. Following a successful test the well will then be plugged back to drill a side track horizontal lateral within the reservoir for a distance of 300 metres which will then be completed for oil and gas production.

Economic completion of the well is likely to trigger an immediate 129 sq km 3D seismic survey for planning of up to nine, 900 metre long in-situ horizontal wells (with potential 4 to 6 fold flow rates for oil and gas over a conventional vertical well) in the reservoir to drain the field over a 15 year production period as well as instituting permitting of production facilities for Eagle North 1 and other wells as they come on stream.

Provided a successful development ensues, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

The operator has estimated mean potential recoverable reserves for the Eagle project of 13.48 million barrels of oil and 25.18 Billion cubic feet of gas. On a trouble free basis the drilling duration of the vertical component of the Eagle North 1 well is expected to take less than 20 days.

FAR will contribute to the drilling cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.